FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 10 August 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	3 July 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.2	Stock Exchange announcement dated	10 July 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.3	Stock Exchange announcement dated	17 July 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.4	Stock Exchange announcement dated	24 July 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.5	Stock Exchange announcement dated	31 July 2017	entitled	‘Transaction in Own Shares’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

3 July 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	26 June – 30 June 2017
Number of ordinary shares purchased:	3,552,341
Highest price paid per share:	EUR 50.6500
Lowest price paid per share:	EUR 48.1150
Volume weighted average price paid per share:	EUR 49.2838

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 26 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.4695	195,200
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 27 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.9951	796,356
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 28 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.6464	730,862
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 29 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.8797	962,817
BATS	---	---
Chi-X	48.3407	77,406
Turquoise	48.3343	65,813

Friday 30 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.5288	575,394
BATS	---	---
Chi-X	48.5245	68,493
Turquoise	48.6352	80,000

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

10 July 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	3 July – 7 July
Number of ordinary shares purchased:	2,846,081
Highest price paid per share:	EUR 48.7000
Lowest price paid per share:	EUR 47.4250
Volume weighted average price paid per share:	EUR 48.1917

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 3 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.4463	620,399
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 4 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.3789	527,899
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 5 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.3269	607,153
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 6 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	47.8344	816,780
BATS	---	---
Chi-X	47.5741	41,635
Turquoise	47.5046	5,277

Friday 7 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.1137	226,938
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

17 July 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	10 July – 14 July
Number of ordinary shares purchased:	1,774,988
Highest price paid per share:	EUR 49.6750
Lowest price paid per share:	EUR 48.1100
Volume weighted average price paid per share:	EUR 48.8899

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 10 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.5206	128,546
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 11 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.5239	663,167
BATS	---	---
Chi-X	48.3268	968
Turquoise	---	---

Wednesday 12 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.6318	307,762
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 13 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.2608	157,130
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 14 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.4925	517,415
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

24 July 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	17 July – 21 July
Number of ordinary shares purchased:	2,173,166
Highest price paid per share:	EUR 50.2800
Lowest price paid per share:	EUR 49.1500
Volume weighted average price paid per share:	EUR 49.6502

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 17 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.6637	437,684
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 18 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.4180	810,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 19 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.6249	183,353
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 20 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.8595	302,885
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 21 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.9312	439,244
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.5:

TRANSACTIONS IN OWN SECURITIES

31 July 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	24 July – 28 July
Number of ordinary shares purchased:	2,868,064
Highest price paid per share:	EUR 50.2000
Lowest price paid per share:	EUR 49.0700
Volume weighted average price paid per share:	EUR 49.6094

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 24 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.4565	893,645
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 25 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.6317	294,291
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 26 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.9232	258,751
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 27 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.9921	481,377
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 28 July 2017

Trading venue	Volume weighted average price	Aggregated volume

Euronext in Amsterdam	49.4655	940,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844